SKY Perfect Communications Inc.

News Release

March 12, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Expansion of SKY PerfecTV! HIKARI service area within the NTT East service area

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito, is pleased to announce the expansion of the service area for the SKY PerfecTV! HIKARI multichannel broadcasting service that operates over radio frequency (RF) within the NTT East service area. Details are provided in the attached news release.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

OptiCast Inc.
News Release

March 12, 2007

Expansion of SKY PerfecTV! HIKARI service area within the NTT East service area

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu), will expand the service area for the SKY PerfecTV! HIKARI multichannel broadcasting service that operates over radio frequency (RF) within the NTT East service area as outlined below. This follows the completion of the change in registration for the broadcasting business using wired service with the Ministry of Internal Affairs and Communications pursuant to the Law Concerning Broadcast on Telecommunications Services.

From April 1, 2007, the terrestrial digital broadcasting of The University of the Air will also commence across the 23 wards of Tokyo, other areas of Tokyo, and parts of Kanagawa Prefecture, Saitama Prefecture, and Chiba Prefecture.

● Areas where service is scheduled to commence from March 13, 2007:

Saitama Prefecture

All areas in Saitama-shi's Uruwa-ku, Omiya-ku, Kita-ku, Sakura-ku, Chuo-ku, Nishi-ku, Minami-ku, and Minuma-ku.

As well as parts of Saitama-shi's Midori-ku, Ageo-shi, Okegawa-shi, Kawaguchi-shi, and Kitaadachigun Inamachi.

Tokyo

Parts of Tokyo's Akishima-shi, Kunitachi-shi, Kokubunji-shi, and Tachikawa-shi.

●Areas where service is scheduled to commence from March 21, 2007:

Chiba Prefecture

All areas in Nagareyama-shi, Matsudo-shi, as well as parts of Abiko-shi, Kashiwa-shi, and Kamagaya-shi.

* SKY PerfecTV! HIKARI Home Type service subscribers also need to be signed up for NTT East's B FLET's Hyper Family Type.

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* Customer Inquiries:

SKY PerfecTV! HIKARI Customer Center (General inquiries)

TEL: 0570-013-999

(045-279-7777 from PHS and IP phones.) Open 10:00 am – 8:00 pm (365 days a year).

SKY Perfect Communications Inc.

News Release

March 26, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

OptiCast to Provide CS Digital Multichannel Broadcasts to a Cable Television Station in Ena-shi, Gifu Prefecture

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect"), is pleased to announce the launch of the HIKARI PerfecTV! CS digital multichannel broadcasting service that uses part of the available optical fiber network bandwidth owned by amixcom Co., Ltd. (Head Office: Ena-shi, Gifu Prefecture; President and Representative Director: Yoshihito Ito) from April 1, 2007. Details are provided in the attached news release.

The effect of this matter on the SKY Perfect's consolidated performance is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

OptiCast Inc.
News Release

March 26, 2007

OptiCast to Provide CS Digital Multichannel Broadcasts to aCable Television Station in Ena-shi, Gifu Prefecture

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Keiichiro Demizu; "OptiCast") is pleased to announce the launch of the HIKARI PerfecTV!*1 CS digital multichannel broadcasting service that uses part of the optical fiber network bandwidth owned by amixcom Co., Ltd. (Head Office: Ena-shi, Gifu Prefecture; President and Representative Director: Yoshihito Ito; "amixcom") from April 1, 2007. Amixcom is a licensed operator of cable television broadcasting facilities that is planning to offer cable television services in some parts of Ena-shi, Gifu.

This will involve the provision of the HIKARI PerfecTV! service over part of the optical fiber network bandwidth available on the network established jointly by amixcom and Ena-shi. Pending licensing by the Ministry of Internal Affairs and Communications' Tokai Bureau of Telecommunications, amixcom will use the retransmission of terrestrial digital and analog broadcasts and FM radio broadcasts to not only offer a multichannel broadcasting service that will provide access to some 250 channels over a optical fiber network from April 1, 2007, but to also retransmit terrestrial digital broadcasts.

Under the Law Concerning Broadcast on Telecommunications Services, OptiCast has to date been deploying CS digital multichannel broadcasting services using the optical fiber networks owned by telecommunications carriers. This next deployment in Ena-shi, Gifu in conjunction with a cable television operator under the Cable Television Broadcast Law which involves the provision of video distribution services through a channel leasing arrangement, is the third such arrangement following partnerships with Cable City Yokohama, who operate primarily in the Minato Mirai 21 district, and Achi-mura in Nagano Prefecture, who are actively promoting a local government digitization project, and is the first public-private sector venture.

The HIKARI PerfecTV! service fee structure will include a registration fee of 2,940 yen (changed once only at the time of subscription), a basic monthly fee of 410 yen, a set-top box rental charge of 315 yen, the Basic Pack subscription fee of 2,100 yen (all amounts are inclusive of consumption tax), with the monthly charges for the subscriber's chosen channels being charged on top of this. At the time of its launch, this service is due to be provided to detached homes in some parts of Ena-shi (approximately 9,100 households).

Triple-play service will also be made available in Ena-shi, Gifu. Triple-play service includes multichannel broadcasting, an Internet connection service capable of providing uplink and downlink speeds of up to 100 Mbps, and optical IP telephone services, which are due to commence from October onwards.

OptiCast plans to continue to make wired broadcasting services available in diverse forms, such as through channel leasing arrangements, in the future to cater to the needs of local areas.

*1 From April 2006, OptiCast changed the name of the optical-fiber multichannel service from "HIKARI PerfecTV!," which had been used previously, to "SKY PerfecTV! HIKARI," but the multichannel broadcast service operated in conjunction with amixcom Co., Ltd. in Ena-shi, Gifu, the multichannel broadcast service that uses the optical fiber networks owned by Achi-mura, Nagano, and the multichannel broadcasting service in Fukuyama-shi, Hiroshima, that is jointly operated with Energia Communications, Inc. will remain under the name of "HIKARI PerfecTV!".

(Reference)

■ Overview of HIKARI PerfecTV! service in Ena-shi, Gifu

1. Service area in Ena-shi, Gifu

At the time of service launch on April 1, 2007:

All areas in Oi-machi, Kasagi-cho, Naganohou-cho, Iiji-cho, and Higashino, all areas in Osashima-cho Kusumi, Osajima-cho Nakano, and Osashima-cho Shouge, as well as some parts of Osashima-cho Nagata and Takenami-cho Fuji.

2. Service overview

(1) Service registration fee (one-off only): 2,940 yen (incl. consumption tax)

(2) Basic monthly fee: 410 yen/month; Digital CS set-top box rental charge: 315 yen/box; Basic Pack subscription fee (all 49 channels): 2,100 yen/month + viewing charges: Subscribed channels + PPV.

*All amounts are inclusive of consumption tax.

* Set-top box charge shown in (2) is for the first box. A Basic Pack subscription fee of 1,050 yen/month will be charged for second and subsequent (up to 4) set-top boxes.

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* Customer Inquiries:

SKY PerfecTV! HIKARI Customer Center (General inquiries)

TEL: 0570-013-999

(045-279-7777 from PHS and IP phones.) Open 10:00 am – 8:00 pm (365 days a year).

FILE No.
82—5113

SKY Perfect Communications Inc.

News Release

March 26, 2007
Masao Nito
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section, Code No. 4795)
For any inquiries, please call:
Tomonari Niimoto
General Manager
Public Relations and Investor Relations Dept.
(TEL: 03-5468-9400)

Collaboration of SKY PerfecTV!, On Demand TV, and I-Cast Channel Services

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") announced today that it has agreed to collaborate with On Demand TV, Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Katsuya Uema; "On Demand TV") and I-Cast, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Akira Ito; "I-Cast") on channel services provided by I-Cast and through On Demand TV platforms operated by On Demand TV, as part of a cooperative relationship toward expanding the IP multicast broadcasting market. Please refer to the attached announcement.

The effect of this matter on the Company's consolidated performance is negligible.

* For any inquiries on this matter please call

Public Relations and Investor Relations Dept.
SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

I-CAST, Inc.

On Demand TV

SKY PerfecTV!

March 26, 2007
On Demand TV, Inc.
I-Cast, Inc.
SKY Perfect Communications Inc.

Collaboration of SKY PerfecTV!, On Demand TV, and I-Cast channel services

- SKY PerfecTV! SELECT Channel Service starts April 1 on On Demand TV! -

On Demand TV, Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Katsuya Uema; "On Demand TV") and I-Cast, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Akira Ito; "I-Cast") has agreed to collaborate with SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Masao Nito; "SKY Perfect") on channel services provided by I-Cast and through On Demand TV platforms operated by On Demand TV as part of a cooperative relationship toward expanding the IP multicast broadcasting market.

With this collaboration, we will change the name of On Demand TV channel service to "SKY PerfecTV! SELECT Channel Service" starting April 1, 2007, and simultaneously change the logos for channel service and video (VOD) service.

The collaboration enables On Demand TV and I-Cast to provide a channel service that take advantage of the SKY Perfect brand. The SKY Perfect Group will use this collaboration to make further progress specifically with its entry into IP multicast broadcasting, which uses the IP multicast technology of the NTT Group, to provide visual distribution service as it upholds in its mid-term management plan.

The three companies will work together on strategies and measures to strengthen SKY PerfecTV! SELECT Channel Service and acquire customers, and strive toward further expansion of the IP multicast broadcasting market.

I-CAST, Inc.

On Demand TV

SKY PerfecTV!

■ On Demand TV: Its Two Services

オンデマンドTV

(New logo)

ビデオ
サービス

Or,

ビデオサービス

(Service name)

Video Service

(New logo)

スカパー!SELECT

チャンネル
サービス

or,

チャンネルサービス

(New service name)

SKY PerfecTV! SELECT Channel Service

Viewers can enjoy SKY PerfecTV! SELECT Channel Service by subscribing to the Multichannel Plan (2,100 yen/month) or the Valuable Plan (3,150 yen/month) that comes included with Video Service.

Both plans include unlimited viewing of Basic Channels within their monthly fees. We also provide Premium Channels at additional rates. The number of channels will expand starting April 1 when SKY PerfecTV! SELECT Channel Service commences, providing 43 Specialty Channels including 31 basic channels and 12 premium channels. The change of service names and expansion of channels will not change the monthly fees.

I-CAST, Inc.

On Demand TV

SKY PerfecTV!

About On Demand TV

This service provides videos and specialty channel programs to general households using the FLET'S service of NTT East & West. Customers can enjoy videos and specialty channel programs at a time of their choosing by connecting our special receiver to a FLET'S network and a television set. Selecting our unique Fixed Rate Plan gives customers access to approximately 6,500 titles with unlimited viewing, including hit Hollywood movies, foreign dramas, popular animations and live concerts. We also provide plans that allow unlimited viewing of the specialty channel programs of 29 stations (as of March 2007) or a price-saver fixed rate plan that allows unlimited viewing of both videos and specialty channels. In July 2006, we began providing On Demand TV Hi-Vision(*), the world's first high definition VOD service. As of March, it provides approximately 500 titles of high definition quality videos with unlimited viewing.

* Using On Demand TV Hi-Vision requires a special receiver compatible to high definition

END

Customer Inquiries:

- On Demand TV Customer Center Open 10:00 am – 8:00 pm (365 days a year).
  TEL: 0120-34-1616 URL: http://www.ondemandtv.co.jp